Britton & Koontz Capital Corporation and Subsidiaries Annual Report


BRITTON & KOONTZ FIRST NATIONAL BANK
BRITTON & KOONTZ FIRST NATIONAL BANK

2001

MESSAGE TO SHAREHOLDERS

FROM THE CHAIRMAN

At our shareholder meeting in April, I shall retire as your Chairman. I am deeply honored to have served on the Board for over 30 years and as Chairman for 20 years. In 1996, at my recommendation, your board unanimously passed mandatory retirement age of 72. Our objective was to insure that your board did not, with the simple passage of time, represent the perspective of only one age group. The vibrancy of the bank has indeed been reflected in a dedicated, vigorous board with new faces appearing regularly at the table.

It has been a tremendous source of pride to see our bank grow from $76 million in assets to almost $300 million over the last twenty years. In the late 1980's and early 1990's we endured bleak economic times and emerged a strong, independent organization. In the 1990's, after the merger with Natchez First Federal, we established the bank as the premier mortgage company in the Miss-Lou area. We invested heavily in technology and even brought affordable Internet access to the Miss-Lou area in 1995 with bkbank.com. We provided the venture capital and laboratory for the development of the on-line banking technology of Sumx Inc., which recently entered into a promising partnership with the Diebold Corporation. We expanded our shareholder base dramatically, and by 1996 we listed BKBK stock on NASDAQ–a move which provided liquidity for our shareholders and an enhanced currency to expand the bank. In 2000, we found further acceptance of our stock in an exchange to acquire Louisiana Bank & Trust in Baton Rouge. With the LBT acquisition and an earlier branch acquisition in Vicksburg, we are well on our way to developing a regional presence along the Mississippi River corridor.

It is every Chairman's wish to be able to exit at a time when the organization is on the move. As some of you may know, I have always possessed a great love of ships and naval history. If I may use a nautical metaphor, B&K has already set a course in the waters of the new century. Our vessel is worthy and our crew is up to the task before us. My active association with the bank will be a cherished memory, and I am indeed grateful to have contributed in some way to extending the legacy of our 166 year old institution.

Yours truly,

W. J. Feltus III
Chairman of the Board

MESSAGE TO SHAREHOLDERS

FROM THE PRESIDENT

No one could have predicted the highly unusual operating environment for B&K and all other banks in 2001. The indelible horror of September 11, 2001, and the subsequent War on Terrorism; the Fed's dramatic cuts in short-term interest rates; the appearance of a recession, and a continued volatile stock market combined to produce an unsettling backdrop for consumers and businesses. However, the fact that banks and their customers completed this unusual year without panic and with an eye toward a better future speaks to the fundamental strength of our institutions and economy.

Your bank enjoyed a solid year in terms of both growth and earnings. In the public market for our stock (NASDAQ: BKBK), we saw the share price rise 25% from $12 to $15 during the year. Our growth was very much in step with banking industry trends, particularly those of smaller community banks that continue to prosper in the midst of industry-wide consolidation and deregulation of the financial services. At B&K we are fortunate to be in three excellent markets along the Mississippi River: Natchez, Vicksburg, and Baton Rouge. Each presents unique challenges for us to address, but each beckons us with opportunity. On the technology front, we see on-going opportunity to expand our online banking services. The widespread industry emphasis on this delivery channel bodes well for our investment in Sumx Inc. and its partnership with Diebold Corporation (NYSE: DBD).

It is with mixed emotion that I bid farewell to our longtime Chairman, Will Feltus, who reaches retirement from our Board at our annual shareholder meeting. In my fourteen years of working with him at B&K, Will has been an invaluable source of counsel. His leadership as Chairman reflects in Board proceedings characterized by efficient deliberation, a free exchange of ideas, and ultimate consensus. The interest of our shareholders has always been his top priority. We shall miss his steady hand at the wheel. Yet, we hope that the freedom of retirement brings him even more joy and satisfaction in a life characterized by success as family man, community leader, businessman, and certainly, banker.

Yours truly,

W. Page Ogden

W. Page Ogden
President & CEO

Financial Highlights

($ IN THOUSANDS, EXCEPT PER SHARE DATA)

	2001	2000
YEAR END BALANCE		
(in thousands)		
Total Assets	$ 298,856	$ 270,119
Total Deposits	217,680	211,323
Loans (net of unearned income)	185,127	186,861
Stockholders' Equity	28,291	25,524
FOR THE YEAR		
(in thousands)		
Net Income	3,248	2,691
Net Interest Income	12,080	11,086
PER SHARE		
Earnings per share-Basic	$ 1.54	$ 1.29
Earnings per share-Diluted	1.54	1.28
Cash dividends	0.61	0.60
OTHER KEY INFORMATION		
Return on Average Assets (%)	1.19	0.98
Return on Average Equity (%)	12.76	10.70
Dividend Payout (%)	39.61	43.01
Net Interest Income/Average Earning Assets (%)	4.73	4.32
Allowance for Loan Losses/Loans (%)	1.14	1.01
Non Performing Loans/Loans (%)	1.51	0.74
Loans/Deposits (%)	0.85	0.88
Total Stockholders' Equity/Assets (%)	9.47	9.45
Tier 1 Leverage Ratio (%)	9.52	8.76
Year End Stock Price	$ 15.00	$ 12.00
Weighted Average Shares Outstanding:		
Basic	2,108,973	2,080,046
Diluted	2,109,824	2,101,714

May & Company
A Limited Liability Partnership
We Bring Excellence And Innovation To The Equation

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Britton & Koontz Capital Corporation and Subsidiaries

We have audited the accompanying consolidated statements of financial condition of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Britton & Koontz Capital Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

May & Company

Vicksburg, Mississippi
January 15, 2002

Certified Public Accountants And Consultants
110 Monument Place • Post Office Box 821568 • Vicksburg, Mississippi 39182-1568 • Telephone (601) 636-4762 • Fax (601) 636-9476
email: infoline@maycpa.com • website: www.maycpa.com

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2001	2000
ASSETS:		
Cash and due from banks:		
Non-interest bearing	$ 7,160,387	$ 7,629,471
Interest bearing	7,398,849	329,407
Total cash and due from banks	14,559,236	7,958,878
Federal funds sold	1,050,000	-
Investment securities:		
Held-to-maturity (market value of $27,867,675 and $55,350,505, respectively)	27,967,610	54,486,659
Available-for-sale (amortized cost of $53,590,873 and $6,336,675, respectively)	54,665,875	6,215,483
Equity securities, at cost less equity in unallocated losses	558,826	794,790
Other equity securities	3,163,900	2,222,350
Loans, less unearned income of $24,594 in 2001 and $46,988 in 2000, and allowance for loan losses of $2,108,247 in 2001 and $1,883,561 in 2000	177,603,099	184,977,163
Loans held-for-sale	5,415,543	-
Bank premises and equipment, net	7,170,954	7,071,668
Other real estate, net	1,526,213	773,005
Accrued interest receivable	2,325,525	2,530,097
Cash surrender value of life insurance	856,390	808,329
Acquisition premium, net of accumulated amortization of $302,856 in 2001 and $195,240 in 2000	1,311,354	1,418,970
Other assets	681,940	861,975
TOTAL ASSETS	$ 298,856,465	$ 270,119,367

See accompanying notes to the consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES:		
Deposits:		
Non-interest bearing	$ 33,165,781	$ 33,580,417
Interest bearing	184,514,075	177,742,115
Total deposits	217,679,856	211,322,532
Federal Home Loan Bank advances	47,000,000	27,175,000
Securities sold under repurchase agreements	3,098,017	2,840,000
Accrued interest payable	1,319,813	1,887,243
Advances from borrowers for taxes and insurance	314,566	440,834
Accrued taxes and other liabilities	1,153,073	930,137
Total liabilities	270,565,325	244,595,746
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, $2.50 par value per share; 12,000,000 shares authorized; 2,123,555 and 2,116,034 shares issued and 2,109,055 and 2,101,534 shares outstanding at December 31, 2001 and 2000, respectively	5,308,888	5,290,085
Additional paid-in capital	7,189,563	7,156,245
Retained earnings	15,373,489	13,412,231
Accumulated other comprehensive income	676,575	(77,565)
	28,548,515	25,780,996
Less: Treasury stock 14,500 shares, at cost	(257,375)	(257,375)
Total stockholders' equity	28,291,140	25,523,621
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 298,856,465	$ 270,119,367

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,

	2001	2000
INTEREST INCOME:		
Interest and fees on loans	$ 16,897,617	$ 16,944,177
Interest on investment securities:		
Taxable interest income	3,668,297	3,930,681
Exempt from federal income taxes	728,721	356,233
Interest on federal funds sold	18,267	262,173
Total interest income	21,312,902	21,493,264
INTEREST EXPENSE:		
Interest on deposits	7,613,718	8,708,440
Interest on Federal Home Loan Bank advances	1,461,116	1,535,002
Interest on federal funds purchased	23,577	64,803
Interest on securities sold under repurchase agreements	134,106	99,062
Total interest expense	9,232,517	10,407,307
NET INTEREST INCOME	12,080,385	11,085,957
PROVISION FOR LOAN LOSSES	525,000	968,721
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,555,385	10,117,236
OTHER INCOME:		
Service charges on deposit accounts	1,249,103	1,250,071
Income from fiduciary activities	71,832	80,223
Insurance premiums and commissions	18,975	23,243
Other real estate income (expense)	(22,090)	10,154
Amortization of negative goodwill	-	784,181
Equity in investee losses	(235,964)	(206,836)
Other	986,766	749,158
Total other income	2,068,622	2,690,194

Continued.........

	2001	2000
OTHER EXPENSES:		
Salaries	4,130,509	4,149,655
Director fees	160,410	176,760
Employee benefits	669,575	606,747
Net occupancy expense	731,539	702,791
Equipment expense	889,527	944,172
FDIC assessment	39,204	41,448
Stationery and supplies	219,628	230,778
Amortization	107,616	107,616
Other	1,975,261	2,237,804
Total other expenses	8,923,269	9,197,771
INCOME BEFORE INCOME TAX EXPENSE	4,700,738	3,609,659
INCOME TAX EXPENSE	1,452,956	918,967
NET INCOME	$ 3,247,782	$2,690,692
EARNINGS PER SHARE DATA:		
Basic earnings per share	$ 1.54	$ 1.29
Diluted earnings per share	$ 1.54	$ 1.28

See accompanying notes to the consolidated financial statements.

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings
BALANCE, December 31, 1999	2,088,673	$ 5,221,683	$ 7,026,208	$ 11,878,518
Comprehensive income:				
Net income	-	-	-	2,690,692
Other comprehensive income (net of tax):				
Net change in unrealized gain on securities available for sale, net of taxes of $96,923	-	-	-	-
Total comprehensive income	-	-	-	2,690,692
Stock options exercised	27,361	68,402	130,037	-
Acquisition of treasury stock	(14,500)	-	-	-
Cash dividends declared ($.60 per share)	-	-	-	(1,156,979)
BALANCE, December 31, 2000	2,101,534	5,290,085	7,156,245	13,412,231
Comprehensive income:				
Net income	-	-	-	3,247,782
Other comprehensive income (net of tax):				
Net change in unrealized gain on securities available for sale, net of taxes of $442,054	-	-	-	-
Total comprehensive income	-	-	-	3,247,782
Stock options exercised	7,521	18,803	33,318	-
Cash dividends declared ($.61 per share)	-	-	-	(1,286,524)
BALANCE, December 31, 2001	2,109,055	$ 5,308,888	$ 7,189,563	$ 15,373,489

See accompanying notes to the consolidated financial statements.

Accumulated Other Comprehensive Income	Treasury Stock	Total
$ (248,411)	$ -	$ 23,877,998
-	-	2,690,692
170,846	-	170,846
170,846	-	2,861,538
-	-	198,439
-	(257,375)	(257,375)
-	-	(1,156,979)
(77,565)	(257,375)	25,523,621
-	-	3,247,782
754,140	-	754,140
754,140	-	4,001,922
-	-	52,121
-	-	(1,286,524)
$ 676,575	$ (257,375)	$ 28,291,140

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,247,782	2,690,692
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes	(148,331)	(417,600)
Provision for loan losses	525,000	968,721
Provision for depreciation	760,717	724,194
(Gain) loss on sale of investments available-for-sale	(129,287)	2,940
Gain on sale of mortgage loans	(308,010)	(40,098)
Loss on sale of premises and equipment	9,808	-
Gain on sale of other real estate	(4,105)	(41,379)
Stock dividends received	(82,100)	(143,600)
Amortization (accretion) of investment security premiums (discounts), net	71,448	(130,499)
Amortization of valuation adjustment on acquired loans	10,305	21,060
Amortization of negative goodwill	-	(784,181)
Amortization of acquisition premium	107,616	107,616
Equity in investee losses	235,964	206,836
Write-down of other real estate	14,856	9,038
(Increase) decrease in accrued interest receivable	204,572	(616,150)
Increase in cash surrender value of life insurance	(48,061)	(49,199)
(Increase) decrease in other assets	180,035	(595,631)
Increase (decrease) in accrued interest payable	(567,430)	995,508
Increase (decrease) in accrued taxes and other liabilities	(70,787)	22,550
Net cash provided by operating activities	4,009,992	2,930,818
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Increase) decrease in federal funds sold	(1,050,000)	7,575,000
Proceeds from sales and maturities of investment securities held-to-maturity	2,175,000	-
Proceeds from sales and maturities of investment securities available-for-sale	6,497,432	247,060
Proceeds from principal paydowns of investment securities held-to-maturity	-	5,248,612
Proceeds from principal paydowns of investment securities available-for-sale	11,423,926	306,598
Redemption of securities	-	103,900

Continued.........

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years Ended December 31,

	2001	2000
Purchases of investment securities held-to-maturity	(25,905,655)	(12,904,411)
Purchases of investment securities available-for-sale	(11,072,943)	-
Investment in equity securities	-	(250,000)
Purchase of other equity securities	(859,450)	(476,500)
Increase in loans	(12,786,044)	(24,314,030)
Proceeds from sale of loans	9,783,213	6,644,109
Proceeds from sale of other real estate	175,028	234,746
Proceeds from sale of premises and equipment	22,395	-
Purchases of premises and equipment	(892,206)	(854,290)
Net cash used in investing activities	(22,489,304)	(18,439,206)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in demand deposits	9,414,584	(1,272,046)
Net increase (decrease) in time deposits	(3,057,260)	14,241,042
Net increase in Federal Home Loan Bank advances	19,825,000	2,325,000
Net increase in securities sold under repurchase agreements	258,017	1,357,555
Increase (decrease) in advances from borrowers for taxes and insurance	(126,268)	6,926
Cash dividends paid	(1,286,524)	(1,156,979)
Cash paid for treasury stock	-	(257,375)
Cash received from stock options exercised	52,121	198,439
Net cash provided by financing activities	25,079,670	15,442,562
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	6,600,358	(65,826)
CASH AND DUE FROM BANKS AT BEGINNING OF YEAR	7,958,878	8,024,704
CASH AND DUE FROM BANKS AT END OF YEAR	$ 14,559,236	$ 7,958,878

Continued.........

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years Ended December 31,

	2001	2000
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Transfer of loans foreclosed to other real estate	$ 938,987	$ 574,552
Total decrease in unrealized losses on securities available-for-sale	$ 1,196,194	$ 267,769
Total increase in deferred income taxes on the change in unrealized losses on securities available-for-sale	$ (442,054)	$ (96,923)
Securitized loans transferred to investments	$ 3,795,070	$ -
Reclassification of held-to-maturity securities to available-for-sale securities	$ 50,648,250	$ -

See accompanying notes to the consolidated financial statements.

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Britton & Koontz Capital Corporation ("the Company") and its wholly owned subsidiaries, Britton & Koontz First National Bank ("the Bank") and B & K Title Insurance Agency, Inc. All material intercompany profits, balances and transactions have been eliminated.

Nature of Operations

The Bank operates under a national bank charter and provides full banking services, including trust services. The primary area served by the Bank is the southwest region of Mississippi and East Baton Rouge Parish in Louisiana. Services are provided at four locations in Natchez, Mississippi, one location in Vicksburg, Mississippi, and two locations in Baton Rouge, Louisiana.

During 2001, the Company formed and began operating the wholly-owned subsidiary B & K Title Insurance Agency, Inc.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowances for losses on loans, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially in the near term. However the amount of the change that is reasonably possible cannot be estimated.

Investment Securities

Management determines the appropriate classification of securities at the time of purchase. If management has the positive intent and the Bank has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Available-for-sale securities include securities that management intends to use as part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rates and resultant prepayment risk changes. These securities are carried at fair value. Equity securities include stock in the Federal Reserve Bank and the Federal Home Loan Bank, which are restricted and are carried at cost. Equity securities also include an investment in the voting stock of Sumx Inc. This investment is carried at cost adjusted for the Company's share of the investee's earnings or losses. There is no readily available market for the voting stock of Sumx Inc. and, accordingly, no quoted market price is available.

Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available-for-sale are based on the difference between book value and fair value of each security. These gains and losses are credited or charged to stockholders' equity, net of applicable taxes. Realized gains and losses flow through the Bank's yearly operations. The Bank does not engage in trading account activities.

Continued.........

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are stated at the amount of principal outstanding, reduced by unearned income and an allowance for loan losses. Unearned income on certain installment loans is recognized as income over the terms of the loans by a method which approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are ordinarily placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Any unpaid interest previously accrued on nonaccrual loans is reversed from income. Interest income, generally, is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Securitized loans are transferred to a long-term investment category at the lower of cost or market value on the transfer date. Any material difference between the carrying amount of the loans and their outstanding principal balance is recognized as an adjustment to yield by the interest method.

Loans Held-for-Sale

Loans held-for-sale are primarily thirty-year and fifteen-year fixed-rate, one-to-four family real estate loans which are valued at the lower of cost or market, as determined by outstanding commitments from investors or current investor yield requirements, calculated on an individual basis. These loans are originated with the intent of selling them on the secondary market.

Unrealized losses on loans held-for-sale are charged against income in the period of decline. Such declines are recorded in a valuation allowance account and deducted from the cost basis of the loans. Gains on loans held-for-sale are recognized when realized.

Allowance for Loan Losses

The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Credits deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed by the straight-line method and is charged to expense over the estimated useful lives of the assets.

Other Real Estate

Other real estate consists primarily of foreclosed property. Properties acquired through foreclosure or in settlement of loans and in-substance foreclosures are classified as foreclosed properties and are valued at the lower of the loan value or estimated fair value of the property acquired, less estimated selling costs. At the time of foreclosure, the excess, if any, of the loan value over the estimated fair value of the property acquired, less estimated selling costs, is charged to the allowance for loan losses. Additional decreases in the carrying values of foreclosed properties or changes in estimated selling costs, subsequent to the time of foreclosure, are recognized through provisions charged to operations. Revenues and expenses associated with owning and operating other real estate and gains and losses on dispositions of such assets are recorded in earnings in the period incurred.

The fair value of foreclosed properties is determined based upon appraised value, utilizing either the estimated replacement cost, the selling price of properties utilized for similar purposes, or discounted cash flow analyses of the properties' operations.

Continued.........

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Compensated Absences

Employees of the Bank are entitled to paid vacation, emergency and sick days off, depending on length of service in the banking industry. Vacation, emergency and sick days are granted on an annual basis to eligible employees. Unused vacation and emergency days expire on December 31 of each year. Unused sick days expire on each related employee's employment anniversary date each year.

The estimated amount of compensation for future absences is deemed immaterial to the consolidated financial statements, and, accordingly, no liability has been recorded in the accompanying financial statements. The Bank's policy is to recognize the costs of compensated absences when actually paid to employees.

Income Taxes

The provision for income taxes is based on amounts reported in the statements of income after exclusion of nontaxable income such as interest on state and municipal securities. Also, certain items of income and expenses are recognized in different time periods for financial statement purposes than for income tax purposes. Thus, provisions for deferred taxes are recorded in recognition of such temporary differences.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company and its wholly owned subsidiary file a consolidated federal income tax return. Consolidated income tax expense is allocated on the basis of each Company's income adjusted for permanent differences.

Earnings Per Share

Basic earnings per share is the income available to the weighted average number of shares of common stock outstanding for each period presented. All shares held by the Employee Stock Ownership Plan (ESOP) are treated as outstanding in computing the earnings per share. Stock options are used in the calculation of diluted earnings per share if they are dilutive (i.e., the average market price exceeds the exercise price). The following table reconciles the basic and diluted earnings per share amounts:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
Year ended December 31, 2001			
Basic earnings per share:			
Income available to common shareholders	$ 3,247,783	2,108,973	$ 1.54
Diluted earnings per share:			
Options	-	851	
Income available to common shareholders assuming conversion	$ 3,247,783	2,109,824	$ 1.5
Year ended December 31, 2000:			
Basic earnings per share:			
Income available to common shareholders	$ 2,690,692	2,080,046	$ 1.29
Diluted earnings per share:			
Options	-	21,667	
Income available to common shareholders assuming conversion	$ 2,690,692	2,101,713	$ 1.28

Continued.........

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share (Continued)

The Company has granted options to purchase various amounts of the Company's common stock at various prices ranging from $11.39 to $19.94 per share. Those options whose exercise price exceeded the average market price of the common shares are not included in the options adjustment for diluted earnings per share.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of interest-rate swap and cap agreements, commitments to extend credit and commercial letters of credit. Financial instruments related to loans are recorded in the financial statements when they become payable.

Cash Flows

For purposes of the statements of cash flows, the Company considers only cash and due from banks to be cash equivalents.

The Company paid income taxes of $1,483,096 and $1,313,466 in 2001 and 2000, respectively. Interest paid on deposit liabilities and other borrowings was $9,799,947 and $9,411,799 in 2001 and 2000, in that order.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, *Business Combinations*, SFAS 142, *Goodwill and Other Intangible Assets*, and SFAS 143, *Accounting for Asset Retirement Obligations*. SFAS 141 addresses financial accounting and reporting for business combinations and superseded Accounting Principles Board (APB) Opinion No. 16, *Business Combinations*. SFAS 141 eliminated the use of the pooling method of accounting for a business combination in favor of the purchase method. This statement is effective for all business combinations initiated after June 30, 2001.

SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and superseded APB Opinion No. 17, *Intangible Assets*. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. This statement is effective for fiscal years beginning after December 15, 2001.

SFAS 143 addresses financial and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. This statement is effective for fiscal years beginning after June 15, 2002.

The effects of these statements are not expected to have a material effect on the consolidated financial statements.

In August 2001, the FASB issued SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS 144 supersedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*. This standard establishes a single accounting model for long-lived assets to be disposed of based on the framework established in SFAS 121. This Statement is effective for all fiscal years beginning after December 15, 2001. The effects of this statement are not expected to have a material effect on the consolidated financial statement.

Advertising Costs

Advertising and marketing costs are recorded as expenses in the year in which they are incurred. Advertising and marketing costs charged to operations during 2001 and 2000 were $181,593 and $180,324, respectively.

Negative Goodwill

During 1993, the Company purchased Natchez First Federal Savings Bank in a business combination accounted for as a purchase. The combination created negative goodwill of $3,060,422. This amount was amortized into income over the life of the acquired long-term, interest-bearing assets.

Continued.........

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Rate Swap Agreements

The Bank enters into interest rate swap agreements to modify the interest rate characteristics of its assets and liabilities. These agreements may involve the receipt or payment of fixed rate amounts in exchange for floating rate interest receipts or payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest income or expense. The related amount payable to or receivable from counterparties is included in other liabilities or assets. The fair values of the swap agreements are not recognized in the financial statements unless material.

Interest Rate Cap Agreements

The cost of interest rate cap agreements is amortized to interest expense over the terms of the caps. The unamortized cost is included in other assets in the consolidated statement of financial position. Amounts receivable under cap agreements are accrued as a reduction of interest expense. The Bank does not engage in trading of derivatives. All such financial instruments are used to manage interest rate risk.

Acquisition Premium

During 1999, the Company acquired certain assets and liabilities of three Union Planters, N.A. branches in Natchez and Vicksburg, Mississippi, which were accounted for as a purchase. The Bank paid a premium for the depositor relationship of $1,614,210. This premium is included in other assets and is being amortized straight-line over 15 years.

Reclassifications

Certain 2000 amounts have been reclassified to conform with the 2001 presentation.

NOTE B. INVESTMENT SECURITIES

The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 2001, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of state and political subdivisions	$ 27,967,610	$ 233,456	$ (333,391)	$ 27,867,675

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2001, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of other U.S. government agencies and corporations	$ 42,330,355	$ 1,144,737	$ (50,527)	$ 43,424,565
Privately issued collateralized mortgage obligations	6,137,974	2,576	(95,840)	6,044,710
Corporate securities	5,122,544	85,041	(10,985)	5,196,600
	$ 53,590,873	$ 1,232,354	$ (157,352)	$ 54,665,875

Continued.........

NOTE B. INVESTMENT SECURITIES (Continued)

In 2001, debt securities with an amortized cost of $50,648,250 were transferred from held-to-maturity to available-for-sale because of the reclassification opportunity allowed for in SFAS 133. The securities had an unrealized gain of $653,280.

The amortized cost and approximate market value of investment securities classified as held-to-maturity at December 31, 2000, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of other U.S. government agencies and corporations	$ 40,604,279	$ 742,098	$ (149,280)	$ 41,197,097
Obligations of state and political subdivisions	7,385,130	210,681	(115)	7,595,696
Privately issued collateralized mortgage obligations	6,497,250	60,462	-	6,557,712
	$ 54,486,659	$ 1,013,241	$ (149,395)	$ 55,350,505

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2000, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of other U.S. government agencies and corporations	$ 6,336,675	$ -	$ (121,192)	$ 6,215,483

Equity securities include the Bank's investment in the Federal Home Loan Bank, the Federal Reserve Bank and First National Bankers Bank. The Bank acquired $809,300 and $620,100 of additional stock in the Federal Home Loan Bank and no additional stock in the Federal Reserve Bank or First National Bankers Bank during 2001 and 2000, respectively. The Bank subsequently redeemed $0 and $103,900 of stock in the Federal Home Loan Bank during 2001 and 2000, respectively. This stock is considered a restricted stock as only banks which are members of these organizations may acquire or redeem the stock. The stock is redeemable at its face value; therefore, there are no gross unrealized gains or losses associated with these investments.

Equity securities also reflect an investment in Sumx Inc. Britton & Koontz Capital Corporation invested $1 million during 1998 and $250,000 during 2000 in this electronic banking development and marketing company. This investment reflects an approximate 36.62% preferred interest in the voting stock of Sumx Inc. This investment is carried at equity, which is the cost of the investment adjusted for the Company's proportionate share of the investee's earnings or losses.

Sumx Inc. incurred a net loss of $644,357 and $578,870 during 2001 and 2000, respectively. The Company's proportionate share of these losses was $235,964 and $206,836, respectively and are reflected in other income.

The President and CEO and the Vice President of Britton & Koontz Capital Corporation serve as two of the three members of the Board of Directors of Sumx Inc. In addition, the Vice President of Britton & Koontz Capital Corporation individually owns 19.5% of the voting stock of Sumx Inc. The Company has also entered into an agreement with Sumx Inc. whereby this Vice President will devote substantially all of his time to the management of Sumx Inc. for an annual fee of $90,000.

Investment securities carried at approximately $57,163,000 (approximate market value $58,046,000) at December 31, 2001, and approximately $40,942,000 (approximate market value $40,957,000) at December 31, 2000, were pledged to collateralize public deposits and for other purposes as required or permitted by law or agreement.

Continued.........

NOTE B. INVESTMENT SECURITIES (Continued)

The amortized cost and approximate market value of investment debt securities at December 31, 2001, by contractual maturity (including mortgage-backed securities), are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities held-to-maturity	
	Amortized Cost	Approximate Market Value
Due in one year or less	$ -	$ -
Due after one year through five years	334,908	346,923
Due after five years through ten years	2,950,930	2,994,210
Due after ten years	24,681,772	24,526,542
	$ 27,967,610	$ 27,867,675

	Securities available-for-sale	
	Amortized Cost	Approximate Market Value
Due in one year or less	$ 81,427	$ 81,731
Due after one year through five years	10,231,178	10,225,995
Due after five years through ten years	6,758,602	6,940,634
Due after ten years	36,519,666	37,417,515
	$ 53,590,873	$ 54,665,875

During 2001, the Company had total unrealized holding gains on securities classified as available-for-sale of $1,325,481. Upon disposition of an underlying security, the Company reclassified $129,287 of these gains from other comprehensive income to a realized gain included in net income.

NOTE C. LOANS

The Bank's loan portfolio at December 31, 2001 and 2000, consists of the following:

	2001	2000
Commercial, financial and agricultural	$ 35,886,000	$ 33,102,000
Real estate-construction	9,890,000	10,883,000
Real estate-mortgage	121,296,000	123,192,000
Installment	17,962,000	19,513,000
Overdrafts	117,000	218,000
Total loans	$185,151,000	$186,908,000

Loans on which accrual of interest has been discontinued or reduced amount to approximately $1,285,000 and $1,079,000 at December 31, 2001 and 2000, respectively. If interest on such loans had been accrued, the income would have approximated $167,000 and $78,000 in 2001 and 2000, respectively. At December 31, 2001, the recorded investment in loans that were considered to be impaired was $389,726, primarily all of which were on a nonaccrual basis. There was approximately $76,000 in the allowance for loan losses specifically allocated to $389,726 of impaired loans. The average recorded investment in impaired loans for the year ended December 31, 2001 was approximately $138,797. No material amount of interest income was recognized on impaired loans for the year then ended.

Continued.........

NOTE C. LOANS (Continued)

In the ordinary course of business, the Bank makes loans to its executive officers, principal stockholders, directors and to companies in which these borrowers are principal owners. Loans outstanding to such borrowers (including companies in which they are principal owners) amounted to $3,407,502 and $2,616,613 at December 31, 2001 and 2000, respectively. These loans were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present other unfavorable features.

Changes in these loans are as follows:

	2001	2000
Balance at January 1	$ 2,616,613	$ 3,601,540
New loans	2,842,375	1,766,532
Repayments	(2,051,486)	(2,751,459)
Balance at December 31	$ 3,407,502	$ 2,616,613

NOTE D. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

	2001	2000
Balance at January 1	$ 1,883,561	$ 1,150,249
Credits charged off	(396,998)	(337,393)
Recoveries	96,684	101,984
Net credits charged off	(300,314)	(235,409)
Provision for loan losses	525,000	968,721
Balance at December 31	$ 2,108,247	$1,883,561

NOTE E. LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans were approximately $7,659,000 and $10,663,000 in 2001 and 2000, respectively.

NOTE F. BANK PREMISES AND EQUIPMENT

A summary of Bank premises and equipment is as follows:

	2001	2000
Land	$ 1,257,747	$ 1,257,875
Buildings	5,673,606	5,632,482
Furniture and equipment	5,150,784	5,439,078
Leasehold improvements	102,251	102,251
	12,184,388	12,431,686
Less accumulated depreciation	5,013,434	5,360,018
Bank premises and equipment, net	$ 7,170,954	$ 7,071,668

Continued.........

NOTE G. TRUST DEPARTMENT ASSETS

Property (other than cash deposits) held by the Bank in fiduciary or agency capacities for its customers is not included in the accompanying consolidated statements of financial condition as such items are not assets of the Bank. Trust fees are reported on the cash basis. The difference between cash basis and the accrual basis is immaterial.

NOTE H. DEPOSITS

Maturities of certificates of deposit of $100,000 or more outstanding at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Time remaining until maturity:		
Three months or less	$ 22,743,964	$ 14,555,130
Over three through six months	11,649,111	6,485,698
Over six through twelve months	5,969,317	2,826,715
Over twelve months	7,227,437	16,061,156
	$ 47,589,829	$ 39,928,699

Approximate scheduled maturities of certificates of deposits for each of the next five years are:

2002	$ 92,056,000
2003	15,999,000
2004	7,528,000
2005	1,538,000
2006	1,531,000
Thereafter	25,000
	$118,677,000

Deposits at December 31, 2001 and 2000, consisted of the following:

	2001	2000
Non-interest bearing demand deposits	$ 33,165,781	$ 33,580,417
NOW accounts	29,375,838	28,771,291
Money market deposit accounts	18,352,807	11,220,083
Savings accounts	18,108,845	16,016,895
Certificates of deposit	118,676,585	121,733,846
	$217,679,856	$211,322,532

NOTE I. FEDERAL HOME LOAN BANK ADVANCES

During 2001 and 2000, the Bank received advances from and remitted payments to the Federal Home Loan Bank. These advances are collateralized by a portion of the Bank's one-to-four family residential mortgage portfolio and certain secured commercial loans in accordance with the Advance Security and Collateral Agreement with the Federal Home Loan Bank. These advances consist of:

Eight fixed-rate term loans with the Federal Home Loan Bank. The loans range from $2,380,000 to $8,000,000, totaling $37,000,000, with interest rates ranging from 4.729% to 5.348%. These loans mature from February 27, 2002 to December 19, 2005.

Continued.........

NOTE I. FEDERAL HOME LOAN BANK ADVANCES (Continued)

Two amortizable fixed-rate loans with the Federal Home Loan Bank. The loans are for $5,000,000 each with interest rates ranging of 3.967% and 4.177%. These loans mature on January 2, 2007.

On December 29, 2000, the Bank received a $26,175,000 advance, which remained outstanding at December 31, 2000. This advance accrued interest at an annual rate of 6.85% and matured on January 2, 2001.

In addition, the Bank also had two term loans with the Federal Home Loan Bank. The loans were for $500,000 each with interest rates ranging of 5.89% and 5.93%. These loans matured on June 26 and December 10, 2001, respectively.

NOTE J. EMPLOYEE BENEFIT PLANS

The Bank has an employee stock ownership plan which is designed to invest primarily in employer stock. Essentially, all employees of the Bank with one year of service and of age 21 are covered under this plan and are fully vested in their benefits after seven years of service. Employer contributions are determined by the Board of Directors each year and are allocated among participants on the basis of their total annual compensation. Dividends on the Company stock owned by the plan are recorded as a reduction of retained earnings. Operating expenses include contributions to the plan of $34,800 and $34,614 in 2001 and 2000, respectively. This plan owned 241,970 and 228,570 shares of Britton & Koontz Capital Corporation stock, as of December 31, 2001 and 2000, at an overall cost to the plan of $6.24 and $5.82 per share, respectively.

Employees with one year of service and of age 21 are eligible to participate in a 401(k) plan established by the Bank effective January 1, 1997. Under this plan, employees may contribute up to 12% of their yearly salary, not to exceed $7,000 (as adjusted for cost of living). These contributions are immediately 100% vested. Employer contributions are vested 20% after three years of service and an additional 20% for each additional year of service, fully vested after seven years of service. Employer contributions to the plan are made at the discretion of the Board of Directors and aggregated $162,486 and $128,355 for the years ended December 31, 2001 and 2000, respectively.

During 1996, the Company adopted a long-term incentive plan in which all employees of the Company and its subsidiaries are eligible to participate. The plan provides for discretionary grants of various incentives including stock options; shares of common stock subject to restrictions on transfer, forfeitability provisions or other limitations; and shares of common stock, the issuance and delivery of which may be subject to the attainment of specified performance objectives. A maximum of 160,000 shares of common stock is available for grant under the plan, subject to adjustment on account of stock dividends or stock splits, recapitalizations, mergers, consolidations or other corporate reorganizations. The plan is administered by a committee of at least two non-employee directors appointed by the full Board of Directors. Since adoption, the Company has granted options to purchase a total of 97,124 shares. All options expire 10 years from the date of grant. Options to acquire 21,567 and 22,818 shares were exercisable as of December 31, 2001 and 2000, respectively. The summary of stock option activity is shown below:

	Options Outstanding	Weighted Average ExercisePrice
December 31, 1999	77,124	$ 12.61
Options granted	-	$ 0.00
Options exercised	(27,361)	$ 7.25
December 31, 2000	49,763	$ 15.54
Options granted	20,000	$ 13.49
Options exercised	(7,521)	$ 6.93
Options forfeited	(4,533)	$ 7.76
December 31, 2001	57,709	$ 16.56

Continued.........

NOTE J. EMPLOYEE BENEFIT PLANS (Continued)

The following table summarizes information about stock options outstanding at December 31, 2001:

Exercise Price	Options Outstanding	Remaining Contractual Life
$ 19.94	30,000	5.9 years
$ 11.39	7,709	7.3 years
$ 13.49	20,000	9.5 years

During 1997, the Company adopted SFAS No 123, *Accounting for Stock-Based Compensation,* which requires companies to estimate the fair value for stock options on date of grant. Under SFAS No. 123, the Company is required to record the estimated fair value of stock options issued as compensation expense in its income statements over the related service periods or, alternatively, continue to apply accounting methodologies as prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and disclose the pro forma effects of the estimated fair value of stock options issued in the accompanying footnotes to its financial statements. The determination of fair value is only required for stock options issued beginning in 1996. In adopting SFAS No. 123, the Company decided to continue to follow the accounting methodologies as prescribed by APB Opinion No. 25.

The pro forma effects of the total compensation expense that would have been recognized under SFAS No. 123 are as follows:

	2001	2000
Net income, as reported	$ 3,247,782	$ 2,690,692
Pro forma net income	$ 3,218,823	$ 2,612,880
Basic earnings per share, as reported	$ 1.54	$ 1.29
Pro forma basic earnings per share	$ 1.53	$ 1.26
Diluted earnings per share, as reported	$ 1.54	$ 1.28
Pro forma diluted earnings per share	$ 1.53	$ 1.24

In adopting SFAS No. 123, the Company utilized the Black-Scholes Option Pricing Model to estimate the fair value of stock options granted. For options granted during 2001, the following weighted average assumptions were used:

Expected dividend yield	4.25%
Expected option life	7.25 years
Expected volatility	27.06%
Risk-free interest rates	5.36%

Based on the results of the model, the fair value of the stock options issued during 2001, averaged $3.08 per share for the options to acquire 20,000 shares granted.

During 1994, the Bank entered into a nonqualified salary continuation plan with its executive officers. These officers will be entitled to agreed-upon benefits which will begin vesting when each participant reaches the age of fifty-five. The vested percentage will increase annually through the age of sixty-five when the officers will be fully vested. Payment of any benefits is contingent upon the officers' continued employment with the Bank through the age of fifty-five. The projected benefit to each officer at age sixty-five is allocated through a present value calculation to each year from inception of the plan through age sixty-five. The Plan also includes a change of control benefit for these officers. If any or all of the covered executives are terminated from employment within 36 months of a sale or acquisition of the Bank, the executive(s) may elect from the acquirer to receive fully vested income benefits as stated above, or to receive an agreed-upon lump-sum distribution, which would total $640,000 if all covered executives selected this option. The financial statements for the years ended December 31, 2001 and 2000, respectively, include $39,067 and $35,840 of expense related to this plan.

In addition to other benefits, the Company provides medical insurance to its employees and makes medical insurance available to its employees' families. The Company self-insures up to $25,000 per person per year with a total annual maximum based on the number of covered employees ($329,028 and $297,392 at December 31, 2001 and 2000, respectively). Claims exceeding these annual limits are covered by traditional insurance contracts.

Continued.........

NOTE K. LEASES

The Bank entered into an operating lease during 1996 for a branch office. This facility is leased under a 10 year operating lease expiring in 2006 with a renewal option for an additional 5 years. During 1999, the Bank also entered into an operating lease for a loan production office. This facility is leased under a 3 year operating lease expiring in 2002 with a renewal option for an additional 3 years. All leases are of the normal operating type and generally short-term in nature and not susceptible to capitalization for financial accounting reporting purposes. Rent expense charged to income was $70,645 and $67,223 in 2001 and 2000, respectively.

Future obligations for these leases at December 31, 2001 are as follows:

2002	$ 64,425
2003	$ 29,925
2004	$ 29,925
2005	$ 29,925
2006	$ 19,950

NOTE L. INCOME TAX PROVISION

The provision for income taxes included in the consolidated statements of income is as follows:

	2001	2000
Current	$ 1,601,287	$ 1,336,567
Deferred	(148,331)	(417,600)
	$ 1,452,956	$ 918,967

Accrued income taxes payable of $0 in 2001 and $30,140 in 2000 are included in accrued taxes and other liabilities.

Net deferred tax liabilities of $537,508 in 2001 and $243,785 in 2000 are included in accrued taxes and other liabilities. Amounts comprising deferred tax assets and liabilities are as follows:

	2001	2000
Deferred tax liability:		
Unrealized gain on available-for-sale securities	$ 398,427	$ -
Insurance	82,979	69,363
Discount accretion	-	5,392
Depreciation	687,429	674,042
Federal Home Loan Bank dividends	220,093	189,469
Purchase accounting adjustment amortization	7,479	12,764
Self-insured medical plan	-	9,681
Accrual to cash conversion	32,532	-
Total gross deferred tax liability	$ 1,428,939	$ 960,711
Deferred tax asset:		
Provision for loan losses	$ 357,538	$ 161,713
Unrealized loss on available-for-sale securities	-	43,627
Deferred compensation	83,909	69,337
Investee losses	257,807	169,793
Other real estate	74,693	76,607
Net operating loss	65,732	144,097
Acquisition expenses	51,752	51,752
Total gross deferred tax asset, net of valuation allowance of $-0-	$ 891,431	$ 716,926

Continued.........

NOTE L. INCOME TAX PROVISION (Continued)

The temporary differences resulting in deferred income taxes and the tax effect of each are as follows:

	2001	2000
Discount accretion	$ (5,392)	$ 4,207
Depreciation	13,387	52,944
Federal Home Loan Bank dividends	30,624	37,392
Provision for loan losses	(195,825)	(330,354)
Amortization of purchase accounting adjustments	(5,285)	(7,967)
Insurance	13,616	12,215
Deferred compensation	(14,572)	(13,368)
Self-insured medical plan	(9,681)	-
Unrealized gain or loss on available-for-sale securities	442,054	96,923
Investee losses	(88,014)	(80,824)
Accrual to cash conversion	32,532	(44,915)
Other real estate	1,914	(9,851)
Net operating loss	78,365	14,673
Acquisition expenses	-	(51,752)
	$ 293,723	$ (320,677)

The provision for federal income taxes is less than that computed by applying the federal statutory rate of 34% in 2001 and 2000, as indicated in the following analysis:

	2001	2000
Tax based on statutory rate	$ 1,598,251	$ 1,227,284
State taxes	158,786	143,153
Effect of tax-exempt income	(231,600)	(110,798)
Amortization of negative goodwill	-	(266,622)
Other	(72,481)	(74,050)
	$ 1,452,956	$ 918,967

The income tax provision includes approximately $48,000 and $0 in 2001 and 2000 resulting from securities transactions.

For federal income tax purposes, the bank has approximately $180,000 of net operating loss carryforwards available at December 31, 2001. These carryforwards were acquired in a recent merger and expire in 2006. Due to the merger of Louisiana Bank & Trust into Britton & Koontz First National Bank during 2000, the Company is limited on its annual utilization of this loss.

Continued.........

NOTE M. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

At December 31, 2001 and 2000, the Bank had sold various investment securities with an agreement to repurchase these securities at various times within one year. The underlying securities are U.S. Government obligations and obligations of other U.S. Government agencies and corporations. These securities generally remain under the Bank's control and are included in investment securities. The related liability to repurchase these securities is included in securities sold under repurchase agreements. These securities have coupon rates ranging from 2.25% to 4.50% and maturity dates ranging from 2009 to 2029. The maximum amount of outstanding agreements at any month-end was $3,098,017 and $3,368,190 during 2001 and 2000, respectively. The monthly average amount of outstanding agreements was $2,911,085 and $1,901,530 during 2001 and 2000 respectively. At December 31, 2001, the securities underlying the repurchase agreements had an approximate amortized cost of $5,747,000 and an approximate market value of $5,780,000.

NOTE N. REGULATORY MATTERS

The primary sources of revenue of Britton & Koontz Capital Corporation are dividends from its subsidiary, Britton & Koontz First National Bank. On December 31, 2001, approximately $4,220,820 was available for future distribution by the Bank as dividends without prior approval of the banking regulatory agencies. However, such distribution would be subject to the requirements described in the following paragraphs.

In accordance with Office of Thrift Supervision regulations, a special "Liquidation Account" has been established for the benefit of certain Qualifying Depositors of Natchez First Federal Savings Bank (acquired by Britton & Koontz First National Bank in 1993) in an initial amount of approximately $2.8 million. The Liquidation Account serves as a restriction on the distribution of stockholders' equity in Britton & Koontz First National Bank, and no cash dividend may be paid on its capital stock if the effect thereof would be to cause the regulatory capital of Britton & Koontz First National Bank to be reduced below an amount equal to the adjusted Liquidation Account balance.

In the event of a complete liquidation of Britton & Koontz First National Bank, each Qualifying Depositor would be entitled to his or her pro rata interest in the Liquidation Account. Such claims would be paid before payment to Britton & Koontz Capital Corporation as Britton & Koontz First National Bank's sole shareholder. A merger, consolidation, purchase of assets and assumption of deposits and/or other liabilities or similar transaction with an FDIC-insured institution would not be a complete liquidation for the purpose of paying the Liquidation Account. In such a transaction, the Liquidation Account would be required to be assumed by the surviving institution.

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulation) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

The most recent regulatory notification categorized the Bank as well capitalized under the regulatory capital framework. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

Continued.........

NOTE N. REGULATORY MATTERS (Continued)

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		To Be Adequately Capitalized		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in thousands)			
As of December 31, 2001						
Total Capital (to Risk-Weighted Assets)	$ 26,235	13.75%	$ 15,261	8.00%	$ 19,075	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 24,127	12.65%	$ 7,630	4.00%	$ 11,445	6.00%
Tier I Capital (to Average Assets)	$ 24,127	8.81%	$ 10,951	4.00%	$ 13,689	5.00%
As of December 31, 2000						
Total Capital (to Risk-Weighted Assets)	$ 24,033	13.68%	$ 14,054	8.00%	$ 17,568	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 22,149	12.61%	$ 7,026	4.00%	$ 10,539	6.00%
Tier I Capital (to Average Assets)	$ 22,149	8.33%	$ 10,636	4.00%	$ 13,295	5.00%

NOTE O. COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition.

Commitments to extend credit are agreements to lend money with fixed expiration dates or termination clauses. The Bank applies the same credit standards used in the lending process when extending these commitments, and periodically reassesses the customer's creditworthiness through ongoing credit reviews. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Collateral is obtained based on the Bank's assessment of the transaction.

Commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk and collateralization policy involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

The Bank's maximum exposure to credit loss is represented by the contractual amount of the commitments to extend credit and letters of credit as follows:

	2001	2000
Commitments to extend credit	$ 37,531,926	$ 35,848,104
Commercial letters of credit	$ 1,371,568	$ 864,795

The Bank is required to maintain average reserves at the Federal Reserve Bank. This requirement approximated $463,000 at December 31, 2001. The Bank is in compliance with this requirement.

Continued.........

NOTE O. COMMITMENTS AND CONTINGENCIES (Continued)

At December 31, 2001, the Bank had committed to sell approximately $5,416,000 of loans originated near year-end. These loans are classified as loans held-for-sale and are carried at the lower of cost or market. Due to the short period from origination, the cost and market value of these loans are approximately the same.

Britton & Koontz Capital Corporation and its wholly owned subsidiary, Britton & Koontz First National Bank, are involved in certain litigation incurred in the normal course of business. In the opinion of management and legal counsel, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.

NOTE P. CONCENTRATIONS OF CREDIT

Substantially all of the Bank's loans, commitments, and commercial letters of credit have been granted to customers in the Bank's market area. Investments in state and municipal securities also involve governmental entities in and around the Bank's market area. The concentrations of credit by type of loan are set forth in Note C. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial letters of credit are granted primarily to commercial borrowers.

NOTE Q. DIVIDENDS

Britton & Koontz Capital Corporation's subsidiary, Britton & Koontz First National Bank, paid dividends to the Capital Corporation amounting to $1,550,000, $1,550,000 and $1,400,000 for the years 2001, 2000, and 1999, respectively.

NOTE R. INTEREST RATE RISK MANAGEMENT

During 2000, the Bank entered into an off-balance sheet interest rate swap agreement to reduce its interest-rate risk and to decrease its costs of funds for special deposit promotions. Under the terms of this agreement, the Bank receives a fixed rate and is obligated to pay a floating rate based on one month LIBOR plus 3 basis points calculated on a contractual notional amount of $10,000,000 at December 31, 2000. The original term is for five years ($5,000,000 notional), expiring in March, 2005 and ten years ($5,000,000 notional) expiring in March, 2010. The fixed payment rate was 7.4% and 8.0%, respectively during 2000. The average variable-payment rate was 6.52% at December 31, 2000. In accordance with the provisions of the instruments, these interest rate swaps were called during 2001. The interest differentials received from this agreement and recorded in current operations was $24,562 during 2001.

During 2000, the Bank entered into an off-balance-sheet interest-rate cap agreement to reduce the potential impact of increases in interest rates on floating-rate liabilities. The agreement entitles the Bank to receive from counterparties on a quarterly basis the amounts, if any, by which the three month LIBOR exceeds 7.0% computed on a $20 million notional amount. This interest rate cap expires on August 22, 2002. At December 31, 2001, the original cost of the cap of $94,000 had been amortized into interest expense to a balance of $31,333.

NOTE S. BUSINESS COMBINATION

Effective December 1, 2000, Britton & Koontz Capital Corporation merged with Louisiana Bancshares, Inc. and Britton & Koontz First National Bank merged with Louisiana Bank & Trust. This business combination was accounted for as a pooling of interests. Louisiana Bancshares and Louisiana Bank & Trust were merged into the operations of Britton & Koontz through the issuance of 321,670 shares of Britton & Koontz Capital Corporation stock in exchange for the 3,051,907 shares of outstanding common stock of Louisiana Bancshares. Additionally, options to purchase 447,099

Continued.........

NOTE S. BUSINESS COMBINATION (Continued)

shares of Louisiana Bancshares were exchanged for options to purchase 47,124 shares of Britton & Koontz Capital Corporation stock.

The accompanying financial statements for 2000 are based on the assumption that the Companies were combined for the full year.

Summarized results of operations of the separate companies for period from January 1, 2000, through December 1, 2000, the date of the merger are as follows:

	January 1 through December 31, 2000	
	Britton & Koontz	Louisiana Bancshares
Interest income	$ 15,904,633	$ 3,229,763
Interest expense	(7,938,354)	(1,540,905)
Net interest income	7,966,279	1,688,858
Provision for loan losses	(310,000)	(11,000)
Net income after provision for loan losses	7,656,279	1,677,858
Non-interest income	2,341,081	128,905
Non-interest expense	(6,607,675)	(1,526,372)
Net income before income tax expense	3,389,685	280,391
Income tax expense	(1,150,650)	(150,000)
Net income	$ 2,239,035	$ 130,391

The summarized assets and liabilities of the separate companies as of December 1, 2000 (the date of acquisition), were as follows:

	December 1, 2000	
	Britton & Koontz	Louisiana Bancshares
Cash and due from banks	$ 12,580,114	$ 2,235,243
Investment securities	60,830,635	6,601,813
Loans, net	157,184,641	31,592,580
Bank premises and equipment, net	6,407,123	680,777
Other assets	5,651,331	997,066
Total assets	$ 242,653,844	$ 42,107,479
Deposits	$ 185,430,406	$ 36,360,862
Federal Home Loan Bank advances	26,850,000	1,500,000
Other liabilities	9,166,314	386,928
Total liabilities	221,446,720	38,247,790
Equity	21,207,124	3,859,689
Total liabilities and equity	$ 242,653,844	$ 42,107,479

Continued.........

NOTE T. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December of 1991, the Financial Accounting Standards Board issued *Statement of Financial Accounting Standards No. 107* relative to disclosures about fair values of financial instruments. The statement requires disclosure of financial instruments' fair values, as well as the methodology and significant assumptions used in estimating fair values. These requirements have been incorporated throughout the notes to the consolidated financial statements. In cases where quoted market prices are not available, fair values are based on estimates using present value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates for those assets or liabilities cannot be substantiated by comparison to independent markets and, in many cases, can not be realized in immediate settlement of the instrument. All nonfinancial instruments, by definition, have been excluded from these disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company and may not be indicative of amounts that might ultimately be realized upon disposition or settlement of those assets and liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is possible to estimate that value:

Cash and Due From Banks

Fair value equals the carrying value of such assets.

Federal Funds Sold

Due to the short-term nature of this asset, the carrying value of this item approximates its fair value.

Investment Securities

Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Cash Surrender Value of Life Insurance

The fair value of this item approximates its carrying value.

Loans, Net

For variable-rate loans which are repricing immediately, fair values are based on carrying values. Other variable-rate loans, fixed-rate commercial loans, installment loans, and mortgage loans are valued using discounted cash flows. The discount rates used to determine the present value of these loans are based on interest rates currently being charged by the Bank on comparable loans as to credit risk and term.

Deposits

The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. Discounted cash flows have been used to value fixed rate term deposits. The discount rate used is based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.

Federal Home Loan Bank Advances

Due to the short-term nature of these liabilities, the carrying values of these items approximates their fair values.

Securities Sold Under Repurchase Agreements

The fair value of these items approximates their carrying values.

Off-Balance Sheet Instruments

Loan commitments are negotiated at current market rates and are relatively short-term in nature. Therefore, the estimated value of loan commitments approximates the face amount.

Continued.........

NOTE T. FAIR VALUE OF FINANCIAL INSTRUMENTS, (Continued)

Fair values for interest rate swaps and caps are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

The estimated fair values of the Company's financial instruments are as follows:

	2001	
	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 14,559,000	$ 14,559,000
Federal funds sold	$ 1,050,000	$ 1,050,000
Investment securities:		
Held-to-maturity	$ 27,968,000	$ 27,868,000
Available-for-sale	$ 54,666,000	$ 54,666,000
Equity securities	$ 3,723,000	$ 3,723,000
Cash surrender value of life insurance	$ 856,390	$ 856,390
Loans, net	$ 183,019,000	$ 186,348,000
Financial liabilities:		
Deposits	$ 217,680,000	$ 219,245,000
Federal Home Loan Bank advances	$ 47,000,000	$ 47,000,000
Securities sold under repurchase agreements	$ 3,098,000	$ 3,098,000
	Face Amount	Fair Value
Other:		
Commitments to extend credit	$ 37,532,000	$ 37,532,000
Commercial letters of credit	$ 1,372,000	$ 1,372,000
Interest rate caps	$ -	$ -

	2000	
	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 7,959,000	$ 7,959,000
Investment securities:		
Held-to-maturity	$ 54,487,000	$ 55,351,000
Available-for-sale	$ 6,215,000	$ 6,215,000
Equity securities	$ 3,017,000	$ 3,017,000
Cash surrender value of life insurance	$ 808,000	$ 808,000
Loans, net	$ 184,977,000	$ 187,305,000
Financial liabilities:		
Deposits	$ 211,356,000	$ 212,043,000
Federal Home Loan Bank advances	$ 27,175,000	$ 27,175,000
Securities sold under repurchase agreements	$ 2,840,000	$ 2,840,000
	Face Amount	Fair Value
Other:		
Commitments to extend credit	$ 35,848,000	$ 35,848,000
Commercial letters of credit	$ 865,000	$ 865,000
Interest rate swaps	$ -	$ 8,000
Interest rate caps	$ -	$ 7,000

Continued.........

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2001 and 2000

NOTE U. SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION

Summarized financial information of Britton & Koontz Capital Corporation, parent company only, is as follows:

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2001	December 31, 2000
ASSETS:		
Cash	$ 836,876	$ 767,968
Investments in:		
Britton & Koontz First National Bank	26,115,147	23,491,078
B & K Title Insurance Agency	20,338	-
Sumx Inc.	558,826	794,790
Loans	59,645	-
Premise and equipment, net	195,296	200,420
Cash surrender value of life insurance	108,926	97,370
Other assets	396,086	171,995
TOTAL ASSETS	$ 28,291,140	$ 25,523,621
STOCKHOLDERS' EQUITY	$ 28,291,140	$ 25,523,621

STATEMENTS OF INCOME

	Years Ended December 31, 2001	Years Ended December 31, 2000
REVENUE:		
Dividends received:		
Britton & Koontz First National Bank	$ 1,550,000	$ 1,550,000
Interest and other income earned	12,573	21,700
	1,562,573	1,571,700
EXPENSES	54,608	243,889
	1,507,965	1,327,811
INCOME TAX BENEFIT	(88,014)	(80,824)
	1,595,979	1,408,635
EQUITY IN UNDISTRIBUTED EARNINGS (LOSSES):		
Britton & Koontz First National Bank	1,869,929	1,488,893
Sumx Inc.	(235,964)	(206,836)
B & K Title Insurance Agency, Inc.	17,838	-
NET INCOME	$ 3,247,782	$ 2,690,692

Continued.........

NOTE U. SUMMARIZED FINANCIAL INFORMATION OF BRITTON & KOONTZ CAPITAL CORPORATION (Continued)

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,247,782	$ 2,690,692
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for depreciation	5,124	5,551
Equity on undistributed earnings and losses of affiliates	(1,651,803)	(1,282,057)
Increase in cash surrender value of life insurance	(11,556)	(16,451)
Increase in other assets	(224,091)	(80,827)
Net cash provided by operating activities	1,365,456	1,316,908
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in Sumx Inc.	-	(250,000)
Investment in B & K Title Insurance Agency, Inc.	(2,500)	-
Purchase of premise and equipment	-	-
Increase in loans	(59,645)	-
Net cash used in investing activities	(62,145)	(250,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash dividends paid	(1,286,524)	(1,156,979)
Cash paid for treasury stock	-	(257,375)
Cash received from stock options exercised	52,121	198,439
Net cash used in financing activities	(1,234,403)	(1,215,915)
NET INCREASE (DECREASE) IN CASH	68,908	(149,007)
CASH AT BEGINNING OF YEAR	767,968	916,975
CASH AT END OF YEAR	$ 836,876	$ 767,968
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:		
Change in unrealized losses on securities available-for-sale, net of deferred income taxes	$ 754,140	$ 170,846

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

BUSINESS OF THE CORPORATION AND SUBSIDIARIES

Britton & Koontz Capital Corporation (the "Company") was organized as a Mississippi business corporation in July 1982. Later that year, the Company became a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), when it acquired all of the issued and outstanding shares of Britton & Koontz First National Bank, a national banking association headquartered in Natchez, Mississippi (the "Bank"). The Bank is a wholly-owned subsidiary of the Company, and stock of the Bank is the Company's most significant asset. In July 1993, the Company acquired Natchez First Federal Savings Bank and merged it into the Bank. In December 1998, the Company invested $1.0 million for a 35% interest in Sumx Inc. ("Sumx"), a company formed to develop and market internet-based electronic banking to financial institutions. See "Sumx Inc." In January 1999, the Company purchased from Union Planters Bank, N.A. two local branches with total deposits of $12 million and $1.8 million in loans. In July 1999, the Company completed the acquisition of another branch office from Union Planters Bank, N.A. with deposits of $6 million and $1.4 million in loans. In January 2000, the Company opened a loan production office in Baton Rouge, Louisiana. On September 15, 2000, the Company acquired 250,000 shares of Series B Preferred Stock in Sumx for $250,000, bringing the Company's total percentage ownership in Sumx up to approximately 38.25%. On December 1, 2000, Louisiana Bank and Trust Company merged into the Bank, adding approximately $42 million in assets and two branches in Baton Rouge, Louisiana. On April 17, 2001, B&K Title Insurance Agency, Inc. was originated under the laws of the State of Mississippi. In May 2001, the Company acquired 1000 shares of common stock of B&K Title Insurance Agency, Inc., which made it the Company's second wholly-owned subsidiary. On June 1, 2001, the Company received approval to convert the loan production office in Baton Rouge, Louisiana, to a full service branch.

BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARIES

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion is intended to supplement the consolidated financial statements included in this annual report, to explain material changes in the financial condition of the Company from 2000 through 2001, and to compare the operating results of the Company for 2001 to operating results in 2000.

Financial Condition

Average Assets and Liabilities

Interest income from earning assets (including loans, securities and short-term investments) represents the Company's primary source of revenue. Even though total assets of the Company grew from 2000 to 2001 by 10.6% to $298.9 million, average-earning assets decreased slightly to $255.3 million during 2001, from $256.6 million in 2000. Average loans, net of unearned interest and allowance for loan losses, decreased to $185.0 million in 2001, compared to $187.2 million in 2000. This result was from the Company's strategy to replace 1-4 family residential loans by sales and securitizations with commercial loan growth in the Baton Rouge, Louisiana, market opened up by the acquisition of Louisiana Bank and Trust in December 2000 and Vicksburg, Mississippi, market from purchases of Union Planters branches in 1999. Loan demand remained strong during 2001. Excluding sales and securitizations of $13.6 million, average loans grew 5.6%. Average securities grew throughout the year by 6.2%, from $63.2 million in 2000 to $67.1 million in 2001. The following table analyses the Bank's average assets and the funding sources of those assets during 2000 and 2001. Dividing income or expense by the average balance of assets or liabilities, respectively, derives yields and costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Average Balance and Yield Analysis

(dollars in thousands)

	Twelve Months Ended December 31,					
	2001			2000		
	Average Balance	Income/ Expense	Average Yield/Rate	Average Balance	Income/ Expense	Average Yield/Rate
ASSETS						
Loans (1)(2)	$185,012	16,898	9.13%	$187,176	$16,944	9.05%
Investment securities:						
U.S. Government & other	54,088	3,645	6.74%	57,106	3,876	6.79%
State & Municipal	13,060	649	4.97%	6,096	312	5.11%
Total investment securities	67,148	4,294	6.39%	63,202	4,188	6.63%
Interest bearing bank balances	1,680	60	3.55%	918	54	5.90%
Federal funds sold	612	18	2.98%	4,477	262	5.86%
Other (Cash Value Life Insurance)	836	43	5.17%	790	45	5.64%
Total earning assets	255,288	21,313	8.35%	256,563	21,493	8.38%
Allowance for loan losses	(2,037)			(1,330)		
Cash & due from banks, non-interest bearing	7,088			6,857		
Bank premises & equipment	7,088			7,033		
Other assets	5,594			4,976		
TOTAL ASSETS	$273,021			$274,098		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest bearing deposits:						
Savings	$ 17,046	$ 367	2.15%	$ 16,137	$ 362	2.24%
Interest bearing checking	34,276	652	1.90%	33,745	954	2.83%
Money rate savings	14,938	448	3.00%	11,418	318	2.79%
Certificates of deposit and other time deposits (3)	112,249	6,147	5.48%	124,660	7,074	5.67%
Total interest bearing deposits	178,509	7,614	4.27%	185,960	8,708	4.68%
Short-term borrowed funds	14,744	826	5.60%	26,934	1,699	6.31%
Long-term borrowed funds	16,468	793	4.81%	-	-	
Total interest bearing liabilities	209,722	9,233	4.40%	212,894	10,407	4.89%
Non-interest bearing deposits	31,516			30,724		
Other liabilities	6,337			5,339		
Shareholders' equity	25,446			25,142		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$273,021	$ 9,233	4.40%	$274,098	$ 10,407	4.89%
Interest income and rate earned		$ 21,313	8.35%		$ 21,493	8.38%
Interest expense and rate paid		9,233	4.40%		10,407	4.89%
Interest rate spread			3.95%			3.49%
NET INTEREST INCOME & NET YIELD ON AVERAGE EARNING ASSETS		$ 12,080	4.73%		$ 11,086	4.32%

(1) Nonaccrual loans are included in average balances for yield computations.
(2) Includes loan fees and late charges in both interest income and yield computations.
(3) Includes income (expense) resulting from interest rate caps and swaps used to manage interest rate risk.

Investment Securities

Securities primarily consist of mortgage-backed, U.S. government agencies and municipal securities. Securities that are deemed to be held-to-maturity are accounted for by the amortized cost method, while securities that are purchased as available-for-sale are accounted for at fair value. Management determines the classification of the Bank's investment securities at the time the securities are acquired, however, debt securities with an amortized cost of $50,648,250 were transferred from held-to-maturity to available-for-sale because of the reclassification opportunity allowed for in the FASB 133. Securities held-to-maturity decreased $26.5 million to $28.0 million at December 31, 2001, compared to $54.5 million at December 31, 2000. The bank's available-for-sale securities portfolio increased by $48.5 million to $54.7 million at December 31, 2000. Net unrealized gains in the Bank's portfolio after tax-effecting the available-for-sale securities, amounted to $677 thousand at December 31, 2001.

The amortized cost and approximate market value of the Bank's investment securities classified as held-to-maturity at December 31, 2001, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of state and political subdivisions	$ 27,967,610	$ 233,456	$ (333,391)	$ 27,867,675

The amortized cost and approximate market value of the Bank's investment securities classified as available-for-sale at December 31, 2001, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of other U.S. government agencies and corporations	$ 42,330,355	$ 1,144,737	$ (50,527)	$ 43,424,565
Privately issued collateralized mortgage obligations	6,137,974	2,576	(95,840)	6,044,710
Corporate securities	5,122,544	85,041	(10,985)	5,196,600
	$ 53,590,873	$ 1,232,354	$ (157,352)	$ 54,665,875

The amortized cost and approximate market value of the Bank's investment securities classified as held-to-maturity at December 31, 2000, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of other U. S. government agencies and corporations	$ 40,604,279	$ 742,098	$ (149,280)	$ 41,197,097
Obligations of state and political subdivisions	7,385,130	210,681	(115)	7,595,696
Privately issued collateralized mortgage obligations	6,497,250	60,462	-	6,557,712
	$ 54,486,659	$ 1,013,241	$ (149,395)	$ 55,350,505

The amortized cost and approximate market value of investment securities classified as available-for-sale at December 31, 2000, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
Obligations of other U.S. government agencies and corporations	$ 6,336,675	$ -	$ (121,192)	$ 6,215,483

Investment securities carried at approximately $57,163,000 (approximate market value $58,046,000) at December 31, 2001, and approximately $40,942,000 (approximate market value $40,957,000) at December 31, 2000, were pledged to collateralize public deposits and for other purposes as required by law or agreement.

The amortized cost and approximate market value of investment debt securities at December 31, 2001, by contractual maturity (including mortgage-backed securities) are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities held-to-maturity	
	Amortized Cost	Approximate Market Value
Due in one year or less	$ -	$ -
Due after one year through five years	334,908	346,923
Due after five years through ten years	2,950,930	2,994,210
Due after ten years	24,681,772	24,526,542
	$ 27,967,610	$ 27,867,675

	Securities available-for-sale	
	Amortized Cost	Approximate Market Value
Due in one year or less	$ 81,427	$ 81,731
Due after one year through five years	10,231,178	10,225,995
Due after five years through ten years	6,758,602	6,940,634
Due after ten years	36,519,666	37,417,515
	$ 53,590,873	$ 54,665,875

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

The Company's cash and cash equivalents increased to $14.6 million at December 31, 2001, compared to $8.0 million at December 31, 2000, due primarily from the purchase of one large public funds certificate of deposit in the last few days of 2001. Investing activities used $22.5 million while financing activities provided $25.1 million primarily from the increase in demand deposits and Federal Home Loan Bank advances. Operating activities provided $4.0 million.

Loans and Non-performing Loans

The Bank's loan portfolio at December 31, 2001 and 2000, consisted of the following:

	2001	2000
Commercial, financial and agricultural	$ 35,886,000	$ 33,102,000
Real estate-construction	9,890,000	10,883,000
Real estate-mortgage	121,296,000	123,192,000
Installment	17,962,000	19,513,000
Overdrafts	117,000	218,000
Total loans	$ 185,151,000	$ 186,908,000

The following table sets forth the periods in which the Bank's loans mature or reprice:

1 Year or less	1-5 Years	Over 5 Years	Total
$ 97,587	$ 72,857	$ 14,707	$ 185,151

As a result of slowing economic activity in all markets of the Company, nonperforming loans increased to $2.8 million at December 31, 2001, from $1.4 million at December 31, 2000. Nonperforming loans at the end of 2001 consisted of nonaccrual loans of $1.3 million and loans past due ninety days or more of $1.5 million, compared to $1.1 million and $311 thousand, respectively, at December 31, 2000. If interest on such loans had been accrued, the income would have approximated $167,000 and $78,000 in 2001 and 2000, respectively. Nonperforming loans as a percent of loans, net of unearned income, increased to 1.51% at December 31, 2001, from .74% at December 31, 2000. The Bank places loans on non-accrual status when management determines that there is likelihood that the borrower will not be able to pay interest and principal on the loan in accordance with its terms. The following table presents additional information on the Bank's nonperforming assets as of December 31, 2001 and 2000:

	2001	2002
	($ in thousands)	
Nonaccrual loans:		
Real estate	$ 750	$ 950
Installment	86	39
Commercial and all other loans	449	89
Total nonaccrual loans	1,285	1,078
Loans past due over 90 days	1,510	311
Total nonperforming loans	2,795	1,389
Other real estate	1,526	773
Total nonperforming assets	$ 4,321	$ 2,162
Nonperforming loans ratio	1.51%	.074%

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Allowance for Loan Losses

The allowance for loan losses increased $225 thousand to $2.1 million at December 31, 2001, compared to $1.9 million at December 31, 2000. The ratio of the allowance for loan losses to loans, net of unearned income, increased to 1.14% at December 31, 2001, from 1.01% at December 31, 2000. Approximately 37% of the loan portfolio is invested in 1-4 family residential mortgage loans requiring less allocation of reserves due to their generally higher credit quality. However, during 2001, the addition of more commercial loans to the portfolio while at the same time reducing the 1-4 family portfolio from 45% to 37%, prompted management to increase the reserve. The allowance is composed of specific reserves for each loan that has been identified as being impaired or for loans that have been identified with a probable loss.

Changes in the allowance for loan losses are as follows:

	2001	2000
Balance at January 1,	$ 1,883,561	$ 1,150,249
Credits charged off	(396,998)	(337,393)
Recoveries	96,684	101,984
Net credits charged off	(300,314)	(235,409)
Provision for loan losses	525,000	968,721
Balance at December 31,	$ 2,108,247	$ 1,883,561

Management reviews the allowance for loan losses on a monthly basis to ensure the level is adequate to absorb loan losses inherent in the loan portfolio. The allocation of the allowance for loan losses between 1-4 family residential first mortgage loans and other loans, net of unearned interest, as of December 31, 2001 and 2000, is presented in the table below:

	2001	2000
1-4 Family Residential 1st Mortgage Loans		
Volume	$ 59,688,824	$ 82,294,082
Allocated reserve	104,165	71,320
Reserve as a percent of volume	0.17%	0.09%
Other Loans		
Volume	$ 125,438,065	$ 104,566,642
Allocated reserve	2,004,082	1,812,241
Reserve as a percent of volume	1.60%	1.73%
Total Loans		
Volume	$ 185,126,889	$ 186,860,724
Allocated reserve	2,108,247	1,883,561
Reserve as a percent of volume	1.14%	1.01%

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Other Real Estate

Other real estate increased to $1.5 million at December 31, 2001, compared to $773 thousand at December 31, 2000. The change in ORE is due primarily to three pieces of property that were foreclosed during the year: one residential property in Baton Rouge, Louisiana, which is under contract to sell; and two pieces of commercial property located in Adams County, Mississippi. Management is actively marketing all ORE and sold several properties during 2001 with an accumulated gain of $4 thousand. The table below shows the activity in other real estate.

Balance at December 31, 2000		$ 773,005
Writedowns	(14,856)	
Sales	(170,923)	
Foreclosures	938,987	753,208
Balance at December 31, 2001		$ 1,526,213

Deposits

Deposits are the Company's primary source of funding for earning assets. Average deposits decreased $6.7 million to $210 million at December 31, 2001. The decrease in average deposits was due primarily to the call of $10 million in wholesale deposits in March 2001. Average borrowings, which include federal funds purchased, securities sold under repurchase agreements, and advances from the Federal Home Loan Bank of Dallas increased $4.3 million. Management plans continued use of nontraditional funding sources to manage overall funding costs and to meet loan demand in new locations. A further analysis of the Company's funding uses and sources is reflected in the table below.

	Average Balances		Percent of Total	
	2001	2000	2001	2000
	(dollars in thousands)			
Funding Uses				
Loans, less unearned income	$185,012	$187,176	67.8%	68.3%
Investments	67,148	63,202	24.6%	23.1%
Federal funds sold	612	4,477	0.2%	1.6%
Other	20,249	19,243	7.4%	7.0%
Total	$273,021	$274,098	100.0%	100.0%
Funding Sources				
Non-interest bearing deposits	$ 31,516	$ 30,724	11.5%	11.2%
Interest bearing deposits	178,509	185,960	65.4%	67.8%
Short-term borrowings	14,744	26,934	5.4%	9.8%
Long-term borrowings	16,468	-	6.0%	0.0%
Other	6,338	5,338	2.3%	1.9%
Equity	25,446	25,142	15.4%	9.3%
Total	$273,021	$274,098	100.0%	100.0%

Maturities of certificates of deposit of $100,000 or more outstanding at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Time remaining until maturity:		
Three months or less	$ 22,743,964	$ 14,555,130
Over three through six months	11,649,111	6,485,698
Over six through twelve months	5,969,317	2,826,715
Over twelve months	7,227,437	16,061,156
	$ 47,589,829	$ 39,928,699

Approximate scheduled maturities of certificates of deposits for each of the next five years are:

2002	$ 92,056,000
2003	15,999,000
2004	7,528,000
2005	1,538,000
2006	1,531,000
Thereafter	25,000
	$118,677,000

Deposits at December 31, 2001 and 2000, consisted of the following:

	2001	2000
Non-interest bearing demand deposits	$ 33,165,781	$ 33,580,417
NOW accounts	29,375,838	28,771,291
Money market deposit accounts	18,352,807	11,220,083
Savings accounts	18,108,845	16,016,895
Certificates of deposit	118,676,585	121,733,846
	$217,679,856	$211,322,532

Liquidity

The principal sources of liquidity for the Company are cash flows generated by the Company's earning assets and the ability to borrow against investment securities and loans. The investment portfolio primarily includes investments in obligations of government agency obligations, mortgage-backed securities and municipal bonds.

Sizable core deposits provide liability liquidity along with wholesale sources of funds. Substantially all the funds utilized by the Company are generated from the normal customer base. From time to time, the Bank utilizes wholesale and national market deposits to meet funding needs. At December 31, 2001, the Company did not have any wholesale deposits but had national deposits totaling $8.0 million.

In addition to balance sheet liquidity, the Company maintains the capacity to borrow additional funds when the need arises through federal funds purchased lines with correspondent banks and broker repurchase agreements. Additional borrowing capacity is available on 1-4 family residential first mortgage loans through the Federal Home Loan Bank.

As interest rates decreased during 2001, the Bank's asset base was shortened. During 2001, principal and interest cash flows from investment securities increased to $24.5 million, or 9.0% of average assets, compared to $10.1 million, or 3.7% of average assets, in 2000.

Interest Rate Sensitivity

The primary assets of banks are portfolios of investment securities and loans, while liabilities are primarily composed of interest-bearing deposits and borrowed funds. Assets and liabilities have varying maturities, and the associated rates may be fixed or variable. The Company uses asset/liability management techniques to maintain what management believes to be appropriate levels and relationships between rate-sensitive assets and liabilities. Thus, the Company seeks to maximize overall returns and to minimize the risk of loss associated with significant, often unforeseen, shifts in interest rates.

A liability sensitive company will generally benefit from a falling interest rate environment, as the cost of interest-bearing liabilities falls faster than the yields on interest-earning assets, thus creating a widening of the net interest margin. Conversely, an asset-sensitive company will generally benefit from a rising interest rate environment as the yields on interest-earning assets rise faster than the costs on interest-bearing liabilities.

Management utilizes a computerized interest rate simulation analysis as its primary measure of interest rate sensitivity. Recent reductions in deposit and market rates continue to benefit the Bank by lowering funding costs faster than asset yields. If rates remain at current levels, Net interest income (NII) is expected to increase by 1-2% from year one to year two. Management's analyses indicate that a falling rate scenario will present the most potential exposure to net interest income. If rates fall from current levels, net interest margin will be compressed as asset yields fall while floors on non-maturity deposits hold funding costs higher. The balance sheet's long-term asset sensitivity is expected to result in a continued downward trend in NII beyond the twenty-four month horizon. In a rising rate environment NII is expected to decrease by 1-2% compared to the base over the twenty-four month simulation horizon. The balance sheet's long-term asset-sensitive structure positions the Bank to benefit in a sustained higher rate environment.

A traditional measure of interest rate sensitivity is the difference between the balances of assets and liabilities in the Company's current portfolio that are subject to repricing at various time horizons. These differences are known as interest sensitivity gaps: immediate to 3 months, 4 to 12 months, 1 to 3 years, 3 to 5 years, over 5 years and on a cumulative basis. The Company's interest sensitivity analysis as of December 31, 2001, is shown in the following table.

(dollars in thousands)

	Immediate to 3 Months	4-12 Months	1 to 3 Years	3 to 5 Years	Over 5 Years	Totals
Interest Sensitive Assets	$ 65,069	$ 55,250	$63,936	$36,428	$ 57,255	$277,938
Interest Sensitive Liabilities	53,338	85,338	44,875	17,069	68,118	$268,738
Interest Sensitivity Gaps	$ 11,731	$(30,088)	$19,061	$19,359	$(10,863)	
Cumulative ratio of interest sensitive assets to interest sensitive liabilities	1.22	0.87	1.00	1.10	1.03	

Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities, which are not reflected, in the above interest sensitivity analysis report. These prepayments may have significant effects on the Company's net interest margin. Because of these factors, the interest sensitivity analysis contained in the above table does not provide a complete assessment of the Company's exposure to changes in interest rates.

Management also evaluates the condition of the economy, the pattern of market interest rates and other economic data in an attempt to determine the appropriate mix and repricing characteristics of assets and liabilities required to produce an optimal net interest margin and thus maximize income.

In addition to the ongoing monitoring of its interest-sensitive assets and liabilities, the Company from time to time utilizes interest rate swaps or caps to augment the management of its interest rate sensitivity. The interest rate risk factor in these contracts is considered in the overall interest income and interest rate risk management strategies. The income or expense associated with these hedging techniques is reflected as adjustments to interest expense. A further discussion of the Company's use of off-balance sheet agreements is shown in Note R of the financial statements.

Capital and Dividends

Stockholders' equity increased 10.9% to $28.3 million at December 31, 2001, compared to $25.5 million at the end of 2000. The ratio of stockholders' equity to assets remained stable at 9.5% at December 31, 2001. The Company paid dividends of $.61 per share in 2001 and $.60 per share in 2000 and 1999, which represented an earnings payout ratio of 40%, 43% and 41%, respectively.

The Bank maintained a Tier 1 capital to risk-weighted assets ratio at December 31, 2001, of 12.65%, a total capital to risk-weighted assets ratio of 13.75% and a leverage ratio of 8.81%. These levels substantially exceed the minimum requirements of the regulatory agencies and place the Company in the "well-capitalized" category under applicable regulatory guidelines. The following table further describes the Bank's capital ratios.

	Actual		To Be Adequately Capitalized		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(amounts in thousands)			
As of December 31, 2001						
Total Capital (to Risk-Weighted Assets)	$ 26,235	13.75%	$ 15,261	8.00%	$ 19,075	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 24,127	12.65%	$ 7,630	4.00%	$ 11,445	6.00%
Tier I Capital (to Average Assets)	$ 24,127	8.81%	$ 10,951	4.00%	$ 13,689	5.00%
As of December 31, 2000						
Total Capital (to Risk-Weighted Assets)	$ 24,033	13.68%	$ 14,054	8.00%	$ 17,568	10.00%
Tier I Capital (to Risk-Weighted Assets)	$ 22,149	12.61%	$ 7,026	4.00%	$ 10,539	6.00%
Tier I Capital (to Average Assets)	$ 22,149	8.33%	$ 10,636	4.00%	$ 13,295	5.00%

Results of Operations

Net Income

The Company earned $3.2 million ($1.54 per share) in 2001, compared to $2.7 million ($1.28 per share) in 2000. Returns on average assets and average equity for 2001 were 1.19% and 12.76%, respectively, compared to .98% and 10.70% in 2000.

Net Interest Income

Net interest income, the difference between the income earned on interest-earning assets and the amounts paid on interest-bearing liabilities increased 9.0% or $994 thousand to $12.1 million in 2001. A shift in the asset mix from mortgage loans to commercial loans combined with lower funding costs positioned the bank to benefit in a falling rate environment. The increase in NII is attributable to $715 thousand in rate reductions, primarily on interest bearing liabilities, and $279 thousand in volume reductions. The following table presents an analysis of the Company's changes in net interest income in 2001 compared to 2000.

	2001 compared to 2000 Increase (Decrease) Due to Change In		
	Total	Volume	Rates
	($ in thousands)		
INTEREST EARNED ON:			
Loans	$ (46)	$ (197)	$ 151
Investment securities:			
U.S. Government & other	(231)	(204)	(27)
State & municipal	337	346	(9)
Interest bearing bank balances	6	33	(27)
Federal funds sold	(244)	(156)	(88)
Other (Cash Surrender Value Life Insurance)	(2)	3	(5)
Total earning assets	$ (180)	$ (175)	$ (5)
INTEREST PAID ON:			
Savings	5	20	(15)
Interest bearing checking	(302)	15	(317)
Money rate savings	130	104	26
Certificates of deposit and other time deposits	(927)	(686)	(241)
Short-term borrowed funds	(873)	(700)	(173)
Long-term borrowed funds	793	793	-
Total interest bearing liabilities	(1,174)	(454)	(720)
NET INTEREST INCOME	$ 994	$ 279	$ 715

The Bank's net interest margin increased to 4.73% from 4.32% during 2001 primarily due to the Bank's decreased interest rate paid on interest bearing liabilities and borrowed funds.

Provision for Loan Losses

The provision for loan losses was reduced during 2001 because of a one-time allocation to the reserve in 2000 to move the ratio of reserves to loans over 1%. During 2001, the Company added an additional $525 thousand to offset anticipated shifts in the asset mix from 1-4 family residential loans to commercial loans provided by the Company's move into the Baton Rouge, Louisiana and Vicksburg, Mississippi markets. To determine the provision amount, management considers factors such as historical trends of charge-offs and recoveries, past due loans and economic conditions along with additional analysis of individual loans and pools of loans for exposure. After allocating the existing reserves to estimated exposures, management then adds to the reserve through a loan loss provision to cover potential losses in the portfolio. Management is of the opinion that the reserve at December 31, 2001, is adequate to cover estimated exposures.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Other Income

Other income excluding one-time events in 2000 increased 8% from $1.9 million in 2000 to $2.1 million in 2001. Income from bank operations continues to reflect strong core income including fees charged on deposit accounts, fees charged on the Bank's Internet service operations, commissions on consumer investment services and ATM fees. As rates dropped and mortgage refinancing increased, additional $268 thousand was provided through the sales of mortgage loans originated.

Other Expense

Other expenses decreased $280 thousand to $8.9 million in 2001, compared to $9.2 million in 2000 primarily due to one-time expenses associated with the acquisition of Louisiana Bank and Trust. The Bank is currently amortizing premiums on branch acquisitions that amounted to $108 thousand in 2001.

Income Taxes

Income taxes for 2001 increased $534 thousand to $1.5 million, due primarily to the fact that the liquidation of the negative goodwill in 2000 provided approximately $618 thousand of additional non-taxable income to the Company. Other factors contributing to this decrease are more fully discussed in Note L to the financial statements.

Information Regarding our Common Stock

The Company's common stock is listed on the NASDAQ Small Cap Market, and trades under the symbol "BKBK." The table below sets forth the high and low sales price ranges for the common stock as quoted by Yahoo Finance.

	Dividends Per Share	High	Low
Year 2001			
4th Quarter	$ .31	$15.25	$13.50
3rd Quarter		$14.85	$12.26
2nd Quarter	$ .30	$13.70	$11.51
1st Quarter		$13.75	$11.50
Year 2000			
4th Quarter	$ .30	$12.00	$10.75
3rd Quarter		$15.50	$13.06
2nd Quarter	$ .30	$16.75	$11.00
1st Quarter		$18.00	$17.75

On December 31, 2001, there were 625 shareholders of record of the Company's common stock.

Pursuant to Mississippi law, the Company's Board of Directors may authorize the Company to pay cash dividends to its shareholders. The only limitation on such a dividend is that no distribution may be made if, after giving effect to the distribution (a) the Company would not be able to pay its debts as they come due in the usual course of business, or (b) the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders whose preferential rights are superior to those receiving the distribution.

The principal source of the Company's cash revenues are dividends from the Bank. There are certain limitations under federal law on the payment of dividends by national banks. Under federal law, the directors of a national bank, after making proper deduction for all expenses and other deductions required by the Comptroller of the Currency, may credit net profits to the bank's undivided profits account, and may declare a dividend from that account of so much of the net profits as they judge expedient. The Comptroller and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of current operating earnings. The Bank's ability to pay dividends is also limited by prudence, statutory and regulatory guidelines, and a variety of other factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Further, in connection with the acquisition of Natchez First Federal in 1993, the Bank assumed a liquidation account of approximately $2.8 million which has the effect of prohibiting the payment of dividends if the Bank's net worth would thereby be reduced below the amount required for the liquidation account. Management does not anticipate that this restriction will have a material adverse effect on the Bank's ability to pay dividends to the Company.

The Company has declared semiannual cash dividends in each of the last three fiscal years totaling, on an annual basis, $.60 per share for 1999 and $.60 per share for 2000 and $.61 in 2001. Historical dividend payout ratios, expressed as a percentage of net income, for 1999, 2000 and 2001, were 41.40%, 43.00% and 39.61%, respectively.

The declaration of future dividends is at the discretion of the Company and generally will be dependent upon the earnings of the Bank, the assessment of capital requirements, considerations of safety and soundness, applicable law and regulation and other factors. Subject to the limitations set forth above, it is the present policy of the Board of Directors of the Company to continue the declaration of cash dividends on the Company's Common Stock on a semiannual basis, to the extent practicable.

Retained earnings of the Bank available for payment of cash dividends under applicable dividend regulations exceeded $4.2 million as of December 31, 2001, although the Bank intends to retain most of these funds for capital and not pay them out as dividends.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are based on numerous assumptions (some of which may prove to be incorrect) and are subject to risks and uncertainties, which could cause the actual results to differ materially from the Company's expectations. Forward-looking statements have been and will be made in written documents and oral presentations of the Company. Such statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in the Company's documents or oral presentations, the words "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal" and similar expressions are intended to identify forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, increased competition, regulatory factors, economic conditions, changing interest rates, changing market conditions, availability or cost of capital, employee workforce factors, cost and other effects of legal and administrative proceedings, and changes in federal, state or local legislature requirements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

CORPORATE INFORMATION

Annual Meeting/Principal Office:
3:30 p.m., Thursday, April 25, 2002
Britton & Koontz First National Bank
500 Main Street
Natchez, Mississippi 39120

Transfer Agent and Registrar:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
718-921-8200

Independent Auditors:
May & Company
110 Monument Place
P. O. Box 821568
Vicksburg, Mississippi 39182

For Additional Information Contact:
Bazile R. Lanneau, Jr.
Chief Financial Officer
601-445-5576
e-mail: corporate@bkbank.com

For copies of the Annual Report on Form 10-KSB or Quarterly Reports on Form 10-QSB filed with the Securities and Exchange Commission visit www.bkbank.com or Contact:
Cliffie Anderson
Investor Relations
500 Main Street
P. O. Box 1407
Natchez, Mississippi 39121
601-445-5576
e-mail: corporate@bkbank.com

Questions regarding stock holdings, certificates, replacement, dividends, and address changes should be addressed to:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
718-921-8200

DIRECTORS AND EXECUTIVE OFFICERS

W. J. Feltus III
President
Feltus Brothers, Ltd.
Chairman
Britton & Koontz Capital Corporation
Britton & Koontz First National Bank

W. Page Ogden
Vice Chairman
President & Chief Executive Officer
Britton & Koontz Capital Corporation
Brittton & Koontz First National Bank

Albert W. Metcalfe
President
Jordan Auto Company, Inc.
Secretary
Britton & Koontz Capital Corporation
Britton & Koontz First National Bank

Bazile R. Lanneau, Jr.
President & Chief Executive Officer
Sumx Inc.
Vice-President, Assistant Secretary,
Treasurer & Chief Financial Officer
Britton & Koontz Capital Corporation
Executive Vice-President
Britton & Koontz First National Bank

W. W. Allen, Jr.
President
Allen Petroleum Services, Inc.

Craig A . Bradford, D.M.D.
Pediatric Dentist

James J. Cole
Executive Vice-President
Britton & Koontz First National Bank

A. J. Ferguson
Petroleum Geologist

Bethany L. Overton
President
Lambdin-Bisland Realty Co.

R. Andrew Patty II
Member
Sieberth and Patty, LLC, Attorneys

Robert R. Punches
Partner
Gwin, Lewis & Punches,LLP, Attorneys

Vinod K. Thukral, Ph.D.
Professor
Tulane University

Directors Emeriti:

Wilton R. Dale
Petroleum Geologist
Co-Owner, Dale Exploration Company

C.H. Kaiser , Jr.
Partner
Jordan, Kaiser and Sessions, Engineering

Donald Killelea, M.D.
Pediatrician – retired

Bazile R. Lanneau
Life Insurance

BRITTON & KOONTZ FIRST NATIONAL BANK LOCATIONS

NATCHEZ , MISSISSIPPI

Main Office
500 Main Street, 39120

Tracetown Shopping Center
55 Seargent S. Prentiss Drive, 39120

Shields Lane
148 N. Shields Lane, 39120

Highway 61 N at St. Catherine Creek
411 Highway 61 North, 39120

VICKSBURG, MISSISSIPPI

2150 S. Frontage Road, 39180

BATON ROUGE, LOUISIANA

Florida
7142 Florida Boulevard, 70806

Perkins
12716 Perkins Road, 70810

Bluebonnet
10626 Linkwood Court, Suite A, 70810

FUTURE LOCATIONS:

Carter Street
Vidalia, Louisiana

Highway 61 N at Sherman Avenue
Vicksburg, Mississippi

B&K